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Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
VIA EDGAR CORRESPONDENCE
December 10, 2010
Ms. Michelle Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A ONcore Xtra Individual Variable Annuity Post-Effective Amendment No. 33 File Nos. 811-09178 & 333-86603
Dear Ms. Roberts:
This letter relates to our response filed as EDGAR correspondence on December 10, 2010 (Accession #0000950123-10-112853) responding to the comments of the staff of the Securities and Exchange Commission on the above-referenced post-effective amendment, which you communicated to me by telephone on December 3, 2010. Per your request, attached as Appendix A is a marked copy of the prospectus for ONcore Xtra which reflects our responses to the Staff’s comments as explained in our December 10, 2010 letter.
Please contact me at (513) 794-6278 should you have any questions.
Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel

APPENDIX A